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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 1 2005

SEC FILE NUMBER

8-53691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __Jan 01/04__ AND ENDING __Dec 31/04__

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Times Securities, Inc

Times Securities, Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

9550 Flair Dr #104

(No. and Street)

El Monte   CA   91731

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Chico   626-882-0804

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chen, Shan Tang

                                   (Name – if individual, state last, first, middle name)

306 N Garfield Ave #A5   Monterey Park,   CA 91754

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Stephanie Uboo_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Times Securities, Inc_ , as of _Dec 31_ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Signature_ 02/28/2005

_____ _President_
Title

_____
Notary Public 02-28-2005

> KWAN SHI WU
> Commission # 1425089
> Notary Public - California
> Los Angeles County
> My Comm. Expires Jul 16, 2007

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2004

TIMES SECURITIES, INC.
9550 Flair Drive, Suite 104
El Monte, CA 91731

CONTENTS

Shau Tang Chen
Certified Public Accountant
306 N. Garfield Avenue #A3
Monterey Park, CA 91754
Tel: (626) 569-2853   Fax: (626) 569-2855

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Times Securities, Inc.
El Monte, California

I have audited the accompanying statement of financial condition of Times Securities, Inc. as of December 31, 2004 and related statements of income, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Times Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Times Securities, Inc. as of December 31, 2004 and the results of its operation cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Shau Tang Chen, CPA
Monterey Park, California
February 26, 2005

1

TIMES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	10,683
Other receivable		737
Other assets		105
TOTAL ASSETS	$	11,525

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	2,400
Miscellaneous payable		613
TOTAL LIABILITIES		3,013

SHAREHOLDER'S EQUITY

Common stock ($5 par value, 1,000,000 shares			
Authorized, 5,000 shares issued and outstanding)	$	25,000	
Paid-in capital		20,834	
Retained earnings (deficit)		(37,322)	8,512
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	11,525

TIMES SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	$	77,078
TOTAL REVENUES		77,078
EXPENSES		
Commissions		59,472
Legal and professional		970
Regulatory fees and expenses		2,816
Rents		22,500
Other expenses		687
TOTAL EXPENSES		86,445
INCOME (LOSS) BEFORE TAX PROVISION		(9,367)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(10,167)

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2003	5,000	$25,000	$10,974	($27,155)	$8,819
Paid-in Capital			9,860		9,860
Net Income (loss)				(10,167)	(10,167)
Balance, December 31, 2004	5,000	$25,000	$20,834	($37,322)	$8,512

See Accompanying Notes to Financial Statements

4

TIMES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities

Net income (loss)	$ (10,167)
Changes in operating assets and liabilities:	
Increase in other receivable	(737)
Decrease in due from shareholder	1,625
Decrease in other assets	460
Increase in accrued expenses	800
Increase in miscellaneous payable	468
Net Cash Provided by (Used in) Operating Activities	(7,551)
Cash Flows from Investing Activities	0
Cash Flows from Financing Activities	
Paid in capital	9,860
Net Cash Provided by Financing Activities	9,860
Net Increase in Cash	2,309
Cash at Beginning of Year	8,374
Cash at End of Year	$ 10,683

Supplemental Information

Interest paid	$ 0
Income taxes paid	$ 0

See Accompanying Notes to Financial Statements

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Note 1 - Summary of Significant Accounting Policies

Organization

Times Securities, Inc. (the Company) was incorporated in California on November 8, 2001 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company was approved by the NASD in May 2002. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii). The Company maintains its principal and only office in El Monte, California.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis, generally the third business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economics lives.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 - Provision for Income Taxes

The Company's fiscal year ends December 31. The provision for income taxes for the year consists of the following:

Federal	$	0
State		800
	$	800

Note 4 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TIMES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL
Total ownership equity from statement of financial condition	$	8,512
Non-allowable assets:		
Other receivable		(737)
Other assets		(105)
NET CAPITAL	$	7,670

COMPUTATION OF NET CAPITAL REQUIREMENTS
Minimum net aggregate indebtedness – 6-2/3% of net aggregate indebtedness	$	201
Minimum dollar net capital required		5,000
Net capital required (greater of above amounts)		5,000
EXCESS CAPITAL	$	2,670
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	7,369

COMPUTATION OF AGGREGATE INDEBTEDNESS
Total liabilities net of deferred income taxes payable and deferred income	$	3,013
Percentage of aggregate indebtedness to net capital		39%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	9,207
VARIANCE		
Other receivable		(737)
Franchise tax accrual		(800)
NET CAPITAL PER AUDIT REPORT	$	7,670

See Accompanying Notes to Financial Statements

8

PART II

TIMES SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

Shau Tang Chen
Certified Public Accountant
306 N. Garfield Avenue #A3
Monterey Park, CA 91754
Tel: (626) 569-2853   Fax: (626) 569-2855

Report of Independent Accountant
On Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Times Securities, Inc.
El Monte, California

In planning and performing my audit of the financial statements of Times Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: 1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; 2) in complying with the Governors of Federal Reserve System; or 3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

9

Board of Directors
Times Securities, Inc.
El Monte, California

Rule 171-5 (g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Shau Tang Chen, CPA
Monterey Park, California
February 26, 2005

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